Exhibit 21.1
Subsidiaries of the Registrant

Subsidiary Name	State/Jurisdiction of Incorporation
CoroWare Technologies, Inc.	Florida
ARiCON, LLC	North Carolina
Robotic Workspace Technologies, Inc.	Florida